Brent D. Fassett	VIA EDGAR CORRESPONDENCE FILING
(720) 566-4025
fassettbd@cooley.com
August 23, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720
Re:	Letter dated August 11, 2010 related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 10-Q for the quarter ended June 30, 2010 filed on July 26, 2010 and as amended on July 28, 2010. File No. 0-51820
Dear Mr. Rosenberg:
Reference is made to the letter dated August 11, 2010 (the “Comment Letter”) to Thomas B. King, President and Chief Executive Officer of Alexza Pharmaceuticals, Inc. (the “Company”), setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the period ended June 30, 2010, referenced above.
On behalf of our client, Alexza Pharmaceuticals, Inc., we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Sasha Parikh of the Commission on August 23, 2010. The Company will provide a response to the Comment Letter by September 3, 2010.
Please contact me by telephone at 720-566-4025 if you have any questions or concerns. Thank you for you time and consideration.

Very truly yours,
/s/ Brent D. Fassett
Brent D. Fassett

cc:	Thomas B. King, Alexza
August J. Moretti, Alexza
Mark K. Oki, Alexza
Surita Jolly, Ernst & Young LLP
Sasha Parikh, Securities and Exchange Commission
Mark Brunhofer, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
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